Exhibit 99.1

IR-086

CNinsure Reports Second Quarter and First Half 2010 Unaudited Financial Results
— Quarterly Earnings Exceed Prior Guidance —
— Quarterly Basic and Diluted EPS up 40.2% and 35.9% Year-over-Year, Respectively —
— 38% Year-over-Year Growth for Earnings Expected for Third Quarter 2010 —
GUANGZHOU, August 23, 2010/ PRNewswire-Asia-FirstCall/— CNinsure Inc., (Nasdaq: CISG), (the “Company” or “CNinsure”), a leading independent insurance intermediary company operating in China, today announced its unaudited financial results for the second quarter and first half 2010 ended June 30, 2010.1
Financial Highlights:
Highlights for Second Quarter 2010
•	Total net revenues: RMB365.8 million (US$53.9 million), representing an increase of 28.1% from the corresponding period of 2009.

•	Income from operations: RMB107.2 million (US$15.8 million), representing an increase of 30.1% from the corresponding period of 2009.

•
Net income attributable to the Company’s shareholders: RMB118.6 million (US$17.5 million), representing an increase of 40.2% from the corresponding period of 2009, which exceeded the previous guidance of approximately 35% year-over-year growth.

•
Basic and diluted net income per American Depositary Share (“ADS”): RMB2.600 (US$0.383) and RMB2.494 (US$0.368), respectively, representing an increase of 40.2% and 35.9%, respectively, from the corresponding period of 2009.

Highlights for First Half 2010
•	Total net revenues: RMB647.8 million (US$95.5 million), representing an increase of 29.2% from the corresponding period of 2009.

•	Income from operations: RMB179.9 million (US$26.5 million), representing an increase of 40.2% from the corresponding period of 2009.

•	Net income attributable to the Company’s shareholders: RMB186.0 million (US$27.4 million), representing an increase of 42.9% from the corresponding period of 2009.

•	Basic and diluted net income per ADS: RMB4.076 (US$0.601) and RMB3.928 (US$0.579), respectively, representing an increase of 42.9% and 38.6%, respectively, from the corresponding period of 2009.

[1]
This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.7815 to US$1.00, the effective noon buying rate as of June 30, 2010 in The City of New York for cable transfers of RMB as set forth in H.10 weekly statistical release of the Federal Reserve Board.

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Financial Results for the Second Quarter Ended June 30, 2010
Total net revenues for the second quarter ended June 30, 2010 were RMB365.8 million (US$53.9 million), representing an increase of 28.1% from RMB285.7 million for the corresponding period of 2009. The increase was primarily driven by the significant growth of the life insurance business as a result of the growth in sales volume, the increase in commission rate for new life insurance policies and the growth in renewal commissions.
Total operating costs and expenses were RMB258.6 million (US$38.1 million) for the second quarter of 2010, representing an increase of 27.2% from RMB203.3 million for the corresponding period of 2009.
Commissions and fees expenses were RMB174.8 million (US$25.8 million) for the second quarter of 2010, representing an increase of 23.7% from RMB141.4 million for the corresponding period of 2009.

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The increase was primarily due to sales growth and largely tracked the increase in net revenues from commissions and fees.
Selling expenses were RMB18.2 million (US$2.7 million) for the second quarter of 2010, representing an increase of 57.1% from RMB11.6 million for the corresponding period of 2009, primarily due to sales growth and an increase in expenses incurred in connection with the establishment of new outlets.
General and administrative expenses were RMB65.5 million (US$9.7 million) for the second quarter of 2010, representing an increase of 30.3% from RMB50.3 million for the corresponding period of 2009. The increase was primarily due to increases in the following non-cash items:
(1)
an increase of 84.9% in depreciation of fixed assets from RMB3.4 million for the second quarter of 2009 to RMB6.3 million (US$0.9 million) for the second quarter of 2010, largely as a result of the operation of the upgraded IT system in more affiliated entities in the second quarter of 2010;

(2)
an increase of 88.1% in amortization of intangible assets from RMB2.8 million for the second quarter of 2009 to RMB5.3 million (US$0.8 million) for the second quarter of 2010, largely as a result of the acquisitions that we made in 2010; and

(3)
an increase of 77.8% in share-based compensation expenses from RMB3.3 million for the second quarter of 2009 to RMB5.8 million (US$0.9 million) for the second quarter of 2010, associated with the grant of options to various directors, officers and employees in February 2010.

As a result of the foregoing factors, income from operations was RMB107.2 million (US$15.8 million) for the second quarter of 2010, representing an increase of 30.1% from RMB82.4 million for the corresponding period of 2009. Operating margin was 29.3% for the second quarter of 2010, compared to 28.8% for the corresponding period of 2009.
In the second quarter of 2010, the Company acquired an additional 41% equity interests in each of Ningbo Baolian Insurance Agency Co., Ltd. (“Ningbo Baolian”) and Shangdong Fanhua Mintai Insurance Agency Co., Ltd (“Fanhua Mintai”), which increased its equity interests in both entities from 10% to 51%. As a result, the Company recognized RMB27.8 million (US$4.1 million) investment income, representing gains from re-measuring the 10% equity interests formerly held by the Company in Ningbo Baolian and Fanhua Mintai. Meanwhile, the Company recognized a RMB7.0 million (US$1.0 million) deferred income tax expense, which was included in income tax expense.
In the second quarter of 2009, the Company also recognized a RMB18.9 million investment income and a RMB4.7 million deferred income tax expense in relation to the re-measurement of the 10% and 5% equity interests formerly held by the Company in Hangzhou Fanhua Zhixin Insurance Agency Co., Ltd. (“Hangzhou Zhixin”) and Zhengzhou Fanhua Anlian Insurance Agency Co., Ltd. (“Zhengzhou Anlian”), respectively, when it acquired additional 41% and 46% equity interests in the two entities, respectively, in the second quarter of 2009.

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Interest income for the second quarter of 2010 was RMB6.1 million (US$0.9 million), representing a decrease of 30.1% from RMB8.8 million for the corresponding period of 2009, primarily due to a decrease in bank deposits.
Income tax expense for the second quarter of 2010 was RMB27.8 million (US$4.1 million), representing a decrease of 8.6% from RMB30.4 million for the corresponding period of 2009. The decrease was primarily attributable to a tax holiday enjoyed by an affiliated subsidiary of the Company. The effective income tax rate applicable to the Company was 19.7% for the second quarter of 2010, compared to 29.2% for the corresponding period of 2009.
Net income attributable to the Company’s shareholders was RMB118.6 million (US$17.5 million) for the second quarter of 2010, representing an increase of 40.2% from RMB84.6 million for the corresponding period of 2009.
Net margin was 32.4% for the second quarter of 2010 compared to 29.6% for the corresponding period of 2009.
Basic net income per ADS was RMB2.600 (US$0.383) for the second quarter of 2010, representing an increase of 40.2% from RMB1.854 for the corresponding period of 2009. Fully diluted net income per ADS was RMB2.494 (US$0.368) for the second quarter of 2010, representing an increase of 35.9% from RMB1.835 for the corresponding period of 2009.
As of June 30, 2010, the Company had RMB1,280.6 million (US$188.8 million) in cash and cash equivalents.
Financial Results for the First Half Ended June 30, 2010
Total net revenues for the first half ended June 30, 2010 were RMB647.8 million (US$95.5 million), representing an increase of 29.2% from RMB501.6 million for the corresponding period of 2009. The increase was primarily driven by the significant growth of the life insurance business, and the increase in performance bonuses paid by life insurers as a result of the growth in sales volume and more contracts entered into with life insurers at group levels.
Total operating costs and expenses were RMB467.9 million (US$69.0 million) for the first half of 2010, representing an increase of 25.4% from RMB373.2 million for the corresponding period of 2009.
Commissions and fees expenses were RMB315.8 million (US$46.6 million) for the first half of 2010, representing an increase of 20.1% from RMB263.0 million for the corresponding period of 2009. The increase was primarily due to sales growth and largely tracked the increase in net revenues from commissions and fees.
Selling expenses were RMB32.7 million (US$4.8 million) for the first half of 2010, representing an increase of 68.9% from RMB19.4 million for the corresponding period of 2009, primarily due to sales growth and an increase in expenses incurred in connection with the establishment of new outlets.

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General and administrative expenses were RMB119.4 million (US$17.6 million) for the first half of 2010, representing an increase of 31.4% from RMB90.9 million for the corresponding period of 2009. The increase was primarily due to the following factors:
(1)
an increase of 85.3% in depreciation of fixed assets from RMB5.7 million for the first half of 2009 to RMB10.6 million (US$1.6 million) for the first half of 2010, largely as a result of the operation of the upgraded IT system in more affiliated entities in the first half of 2010;

(2)
an increase of 116.8% in amortization of intangible assets from RMB4.1 million for the first half of 2009 to RMB8.9 million (US$1.3 million) for the first half of 2010, largely as a result of the acquisitions that we made in 2010; and

(3)
an increase of 128.6% in share-based compensation expenses from RMB4.5 million for the first half of 2009 to RMB10.4 million (US$1.5 million) for the first half of 2010, associated with the grant of options to various directors, officers and employees in February 2010.

As a result of the foregoing factors, income from operations was RMB179.9 million (US$26.5 million) for the first half of 2010, representing an increase of 40.2% from RMB128.3 million for the corresponding period of 2009. Operating margin was 27.8% for the first half of 2010, compared to 25.6% for the corresponding period of 2009.
In the first half of 2010, the Company acquired an additional 41% of equity interests in each of Hebei Fanlian Insurance Agency Co., Ltd. (“Hebei Fanlian”), Ningbo Baolian and Fanhua Mintai, which increased its equity interests in each of these entities from 10% to 51%. As a result, the Company recognized RMB38.1 million (US$5.6 million) investment income, representing gains from re-measuring the 10% equity interests formerly held by the Company in Hebei Fanlian, Ningbo Baolian and Fanhua Mintai. Meanwhile, the Company recognized a RMB9.5 million (US$1.4 million) deferred income tax expense in relation to the investment income, which was included in income tax expense.
In the first half of 2009, the Company recognized a RMB18.9 million investment income and a RMB4.7 million deferred income tax expense in relation to the re-measurement of the 10% and 5% equity interests formerly held by the Company in Hangzhou Zhixin and Zhengzhou Anlian, respectively, when it acquired additional 41% and 46% equity interests in the two insurance agencies, respectively, in the second quarter of 2009.
Interest income for the first half of 2010 was RMB12.4 million (US$1.8 million), representing a decrease of 33.0% from RMB18.6 million for the corresponding period of 2009, primarily due to a decrease in bank deposits.

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Income tax expense for the first half of 2010 was RMB50.8 million (US$7.5 million), representing an increase of 10.6% from RMB45.9 million for the corresponding period of 2009. The increase was primarily attributable to the increases of operating income and effective income tax rate in Shenzhen from 20% in 2009 to 22% in 2010. The effective income tax rate applicable to the Company was 22.0% for the first half of 2010, compared to 28.6% for the corresponding period of 2009, the decrease was primarily due to an income tax holiday enjoyed by an affiliated subsidiary of the Company starting from the second quarter of 2010.
Net income attributable to the Company’s shareholders was RMB186.0 million (US$27.4 million) for the first half of 2010, representing an increase of 42.9% from RMB130.1 million for the corresponding period of 2009.
Net margin was 28.7% for the first half of 2010, compared to 25.9% for the corresponding period of 2009.
Basic net income per ADS was RMB4.076 (US$0.601) for the first half of 2010, representing an increase of 42.9% from RMB2.852 for the corresponding period of 2009. Fully diluted net income per ADS was RMB3.928 (US$0.579) for the first half of 2010, representing an increase of 38.6% from RMB2.835 for the corresponding period of 2009.
Recent developments:
•
In August 2010, CNinsure and China Pacific Property Insurance Co., Ltd. (“China Pacific”), introduced a co-branded homeowner insurance product, which is the first customized product developed by China Pacific for CNinsure’s exclusive distribution, following the announcement of a strategic partnership in November 2009. As of date, CNinsure has worked with seven insurance companies for the exclusive sales of eight customized products.

•
On July 29, 2009, CNinsure announced the acquisition of 65.1% equity interest in InsCom Holding Limited (“InsCom”), which beneficially owns 100% equity interest in Shenzhen InsCom E-commerce Co., Ltd. Meanwhile, CNinsure’s equity interests in six of its affiliated property & casualty insurance agencies will be transferred to an affiliated subsidiary of InsCom in exchange for preference shares newly issued by InsCom. With the holding of the preference shares, CNinsure is entitled to all of the profits of InsCom for a certain period and reserves the right to require InsCom to redeem the preference shares.

•
On July 15, 2010, CNinsure announced the closing of its follow-on public offering of 4,600,000 American depositary shares, each representing 20 ordinary shares of the Company. The net proceeds received by CNinsure, in an amount of approximately $109.6 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company, will be used to fund the establishment of four new profit centers.

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•	On July 6, 2010, CNinsure announced the acquisition of an additional 45% equity interest in Henan Zhongrui Insurance Agency Co., Ltd., bringing its total shareholding from 10% to 55%.

•
As of June 30, 2010, CNinsure’s distribution and service network consisted of 49 insurance agencies, three insurance brokerages and three claims adjusting firms with 576 sales and services outlets operating in 23 provinces, compared to 45 insurance agencies, five insurance brokerages and four claims adjusting firms with 408 sales and service outlets operating in 22 provinces as of June 30, 2009. CNinsure had 46,857 sales agents and 1,358 professional claims adjustors as of June 30, 2010, compared to 34,276 sales agents and 1,262 professional claims adjustors as of June 30, 2009.

•
On June 1, 2010, CNinsure announced the establishment of a corporate insurance brokerage business unit, in an effort to expand its product offerings from retail to commercial lines. The insurance brokerage team will focus on providing corporate clients with property and casualty insurance, liability insurance, employee benefits and specialty risk insurance and reinsurance services, etc.

•
On May 27, 2010, CNinsure singed strategic partnership agreement with Taiping General Insurance Co., Ltd. for product distribution, development of custom-designed insurance products, data sharing and the outsourcing of claims adjusting service. This is the sixth strategic partnership agreement CNinsure has signed with property and casualty insurance companies at the group level.

•
Net revenues from commissions and fees derived from the property and casualty insurance, life insurance and claims adjusting businesses for the second quarter of 2010 each contributed 52.9%, 36.1% and 11.0% of the Company’s total net revenues, respectively, compared to 69.2%, 19.4%, 11.4%, respectively, for the same period of 2009.

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About CNinsure Inc.
CNinsure is a leading independent intermediary company operating in China. CNinsure’s distribution network reaches many of China’s most economically developed regions and affluent cities. The Company distributes a wide variety of property and casualty and life insurance products underwritten by domestic and foreign insurance companies operating in China, and provides insurance claims adjusting as well as other insurance-related services.
Forward-looking Statements
This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward- looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, the management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about CNinsure and the industry. Potential risks and uncertainties include, but are not limited to, those relating to CNinsure’s limited operating history, especially its limited experience in selling life insurance products, its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. All information provided in this press release is as of August 23, 2010, and CNinsure undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although CNinsure believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by CNinsure is included in CNinsure’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

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CNINSURE INC.
Unaudited Condensed Consolidated Balance Sheets
(In thousands)

	As of December 31,	As of June 30,	As of June 30,
	2009	2010	2010
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	1,457,890	1,280,603	188,838
Restricted cash	1,957	10,317	1,521
Accounts receivable, net	181,360	216,761	31,963
Insurance premium receivables	230	72	11
Other receivables	52,108	46,065	6,793
Deferred tax assets	2,602	5,808	856
Amounts due from related parties	25,337	25,239	3,722
Other current assets	6,015	9,135	1,347

Total current assets	1,727,499	1,594,000	235,051

Non-current assets:
Property, plant, and equipment, net	108,318	106,751	15,742
Goodwill	535,911	939,197	138,494
Intangible assets, net	81,485	133,065	19,622
Deferred tax assets	3,801	3,406	502
Investment in affiliates	86,701	94,036	13,866
Other non-current assets	2,250	1,925	284

Total assets	2,545,965	2,872,380	423,561

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CNINSURE INC.
Unaudited Condensed Consolidated Balance Sheets-(Continued)
(In thousands)

	As of December 31,	As of June 30,	As of June 30,
	2009	2010	2010
	RMB	RMB	US$
LIABILITIES AND EQUITY:
Current liabilities:
Accounts payable	72,716	89,192	13,152
Insurance premium payables	1,957	2,765	408
Other payables and accrued expenses	182,139	90,707	13,376
Accrued payroll	24,152	23,398	3,450
Income tax payable	37,410	33,448	4,932
Amounts due to related parties	19,274	52,604	7,757
Dividend payable	—	40,863	6,026

Total current liabilities	337,648	332,977	49,101

Non-current liabilities:
Other tax liabilities	2,537	4,215	621
Deferred tax liabilities	19,075	39,343	5,802

Total liabilities	359,260	376,535	55,524

Ordinary shares	7,036	7,044	1,039
Additional paid-in capital	1,604,774	1,536,687	226,600
Statutory reserves	103,877	103,874	15,317
Retained earnings	348,663	534,647	78,839
Accumulated other comprehensive loss	(72,542)	(72,589)	(10,704)

Total CNinsure Inc. shareholders’ equity	1,991,808	2,109,663	311,091

Noncontrolling interests	194,897	386,182	56,946

Total equity	2,186,705	2,495,845	368,037

Total liabilities and equity	2,545,965	2,872,380	423,561

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CNINSURE INC.
Unaudited Condensed Consolidated Statements of Operations
(In thousands, except for shares and per share data)

	For The Three Months Ended			For The Six Months Ended
	June 30,			June 30,
	2009	2010	2010	2009	2010	2010
	RMB	RMB	US$	RMB	RMB	US$
Net revenues:
Commissions and fees	285,539	365,763	53,935	501,193	647,690	95,508
Other service fees	142	57	9	359	86	13

Total net revenues	285,681	365,820	53,944	501,552	647,776	95,521

Operating costs and expenses:
Commissions and fees	(141,397)	(174,843)	(25,782)	(263,024)	(315,796)	(46,567)
Selling expenses	(11,594)	(18,216)	(2,686)	(19,358)	(32,694)	(4,821)
General and administrative expenses	(50,290)	(65,541)	(9,665)	(90,861)	(119,398)	(17,607)

Total operating costs and expenses	(203,281)	(258,600)	(38,133)	(373,243)	(467,888)	(68,995)

Income from operations	82,400	107,220	15,811	128,309	179,888	26,526
Other income, net:
Investment income	18,905	27,820	4,102	18,905	38,050	5,611
Interest income	8,800	6,147	906	18,575	12,436	1,834
Interest expense	(1)	—	—	(3)	—	—
Others, net	104	150	22	958	250	37
Changes in fair value of contingent consideration payables	(5,946)	—	—	(5,946)	—	—

Net income before income taxes and income of affiliates	104,262	141,337	20,841	160,798	230,624	34,008
Income tax expense	(30,446)	(27,831)	(4,104)	(45,939)	(50,804)	(7,492)
Share of income (loss) of affiliates	7	3,835	566	(27)	7,335	1,082

Net income	73,823	117,341	17,303	114,832	187,155	27,598

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CNINSURE INC.
Unaudited Condensed Consolidated Statements of Operations-(Continued)
(In thousands, except for shares and per share data)

	For The Three Months Ended			For The Six Months Ended
	June 30,			June 30,
	2009	2010	2010	2009	2010	2010
	RMB	RMB	US$	RMB	RMB	US$
Less: Net (loss) income attributable to the noncontrolling interests	(10,775)	(1,295)	(191)	(15,312)	1,171	173

Net income attributable to the Company’s shareholders	84,598	118,636	17,494	130,144	185,984	27,425

Net income per share:
Basic	0.093	0.130	0.019	0.143	0.204	0.030
Diluted	0.092	0.125	0.018	0.142	0.196	0.029
Net income per ADS:
Basic	1.854	2.600	0.383	2.852	4.076	0.601
Diluted	1.835	2.494	0.368	2.835	3.928	0.579
Shares used in calculating net income per share:
Basic	912,497,726	912,561,283	912,561,283	912,497,726	912,529,329	912,529,329
Diluted	922,053,371	951,230,096	951,230,096	918,084,553	946,882,743	946,882,743